Form 40-F
period 2002-12-31
FOUR SEASONS HOTELS INC
filed 2003-04-25
CIK 1030555

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

|_|    REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

|X|    ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002.                                          Commission File Number 001-14572

FOUR SEASONS HOTELS INC.
(Exact name of Registrant as specified in its charter)

Ontario, Canada	7011	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1165 Leslie Street
Toronto, Ontario
Canada M3C 2K8
(416) 449-1750
(Address and telephone number of Registrant’s principal executive offices)

FOUR SEASONS HOTELS U.S. INC.
c/o CT Trust Corporation Trust Center
1209 Orange Street
Wilmington, Delaware 19801
(302) 777-0205
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Limited voting shares	New York Stock Exchange and Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

For annual reports, indicate by check mark the information filed with this Form:

|X| Annual information form          |X| Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
30,893,160 Limited Voting Shares and 3,982,172 Variable Multiple Voting Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes |_|.        No |X|.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes |X|.        No |_|.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

a.	Undertaking

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

b.	Consent to Service of Process

The Registrant has previously filed with the Commission a Form F-X in connection with the Limited Voting Shares.

CONTROLS AND PROCEDURES

a.	Evaluation of Disclosure Controls and Procedures

Based on their evaluation as of a date within 90 days of the filing date of this report (the “Evaluation Date”), Four Seasons Hotels Inc.’s Chief Executive Officer and Chief Financial Officer have concluded that Four Seasons Hotels Inc.’s disclosure controls and procedures (as defined in Rule 13a-14(c) and 15(d)-14(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are effective to ensure that information required to be disclosed by Four Seasons Hotels Inc. in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

b.	Changes in Internal Controls

Since the Evaluation Date there have been no significant changes in Four Seasons Hotels Inc.’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation including any corrective actions with regard to significant deficiencies and material weaknesses.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

April 21, 2003	FOUR SEASONS HOTELS INC. By: /s/ Randolph Weisz —————————————— Randolph Weisz Executive Vice President General Counsel & Secretary

CERTIFICATIONS

I, Isadore Sharp, Chief Executive Officer, Four Seasons Hotels Inc., certify that:

1.	I have reviewed this annual report on Form 40-F of Four Seasons Hotels Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 21, 2003	/s/ Isadore Sharp —————————————— Isadore Sharp Chief Executive Officer

I, Douglas L. Ludwig, Chief Financial Officer, Four Seasons Hotels Inc., certify that:

1.	I have reviewed this annual report on Form 40-F of Four Seasons Hotels Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 21, 2003	/s/ Douglas L. Ludwig —————————————— Douglas L. Ludwig Chief Financial Officer

EXHIBIT INDEX

Number	Document

99.1	Annual Information Form for the year ended December 31, 2002;

Management’s Discussion and Analysis for the year ended December 31, 2002;

Consolidated Financial Statements for the year ended December 31, 2002; and

Reconciliation to United States GAAP

99.2	Consent of KPMG LLP

99.3	Certificates pursuant to section 906 of Sarbanes-Oxley Act of 2002 (attached as part of the Form 40-F following the signature page thereto)

CERTIFICATION

Pursuant to 18 U.S.C. § 1350, the undersigned officer of Four Seasons Hotels Inc. (“Four Seasons”), hereby certifies that the annual report for the period ended December 31, 2002 (the “Report”) fully complies with the requirements of Section 13(a) and 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report presents fairly, in all material respects, the financial condition and results of operations of Four Seasons.

Date: April 21, 2003	/s/ Isadore Sharp —————————————— Isadore Sharp Chief Executive Officer

A signed original of this written statement required by 18 U.S.C. §1350 has been provided to Four Seasons and will be retained by Four Seasons and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION

Pursuant to 18 U.S.C. § 1350, the undersigned officer of Four Seasons Hotels Inc. (“Four Seasons”), hereby certifies that the annual report for the period ended December 31, 2002 (the “Report”) fully complies with the requirements of Section 13(a) and 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report presents fairly, in all material respects, the financial condition and results of operations of Four Seasons.

Date: April 21, 2003	/s/ Douglas L. Ludwig —————————————— Douglas L. Ludwig Chief Financial Officer

A signed original of this written statement required by 18 U.S.C. §1350 has been provided to Four Seasons and will be retained by Four Seasons and furnished to the Securities and Exchange Commission or its staff upon request.