Form 40-F
period 2003-12-31
FOUR SEASONS HOTELS INC
filed 2004-04-19
CIK 1030555

U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                    FORM 40-F

            [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

           [X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003.    Commission File Number 001-14572

                   -------------------------------------------

                            FOUR SEASONS HOTELS INC.
                            -----------------------
             (Exact name of Registrant as specified in its charter)

        Ontario, Canada                                    7011                            98-0087570
(Province or other jurisdiction of              (Primary Standard Industrial            (I.R.S. Employer
 incorporation or organization)                  Classification Code Number)            Identification No.)


                               1165 Leslie Street
                                Toronto, Ontario
                                 Canada M3C 2K8
                                 (416) 449-1750

   (Address and telephone number of Registrant's principal executive offices)

                         FOUR SEASONS HOTELS (U.S.) INC.
                        c/o The Corporation Trust Company
                            Corporation Trust Center
                               1209 Orange Street
                           Wilmington, Delaware 19801
                                 (302) 777-0220
            (Name, address (including zip code) and telephone number
        (including area code) of agent for service in the United States)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

        Title of each class            Name of each exchange on which registered
        -------------------            -----------------------------------------
        Limited voting shares          New York Stock Exchange


 Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                 Not applicable
                                (Title of Class)

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                   of the Act:
                                 Not applicable
                                (Title of Class)

For annual reports, indicate by check mark the information filed with this Form:
        [X] Annual information form      [X] Audited annual financial statements

  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
  31,409,420 Limited Voting Shares and 3,832,172 Variable Multiple Voting Shares


     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the
 Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

                                Yes [ ].   No [X].

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                                Yes [X].   No [ ].

                                   UNDERTAKING
                                   -----------

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

                       DISCLOSURE CONTROLS AND PROCEDURES
                       ----------------------------------

As of December 31, 2003, an evaluation was carried out, under the supervision of and with the participation of the Registrant's management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15) under the Exchange Act. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective. There was no change in the Registrant's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Registrant's internal controls over financial reporting.

                        AUDIT COMMITTEE FINANCIAL EXPERT
                        --------------------------------

The Registrant's board of directors has determined that all members of the Audit Committee are financially literate and that at least one member possesses accounting and related financial management expertise, within the meaning of the New York Stock Exchange's listing standards, and qualifies as an "audit committee financial expert" as defined in applicable rules and regulations under the Exchange Act. Mr. Benjamin Swirsky has been determined to be such audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange's listing standards applicable to the Registrant. The Securities and Exchange Commission has indicated that the designation of Mr. Swirsky as an audit committee financial expert does not make Mr. Swirsky an "expert" for any purpose, impose any duties, obligations or liabilities on Mr. Swirsky that are greater than those imposed on members of the Audit Committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee.

                                 CODE OF ETHICS
                                 --------------

The Registrant has adopted a code of ethics entitled "Code of Business Conduct and Ethics" that applies to all directors, officers and employees, including its principal executive officer and principal financial and accounting officer. The Code of Business Conduct and Ethics is available at the Registrant's Internet website www.fourseasons.com.

                     PRINCIPAL ACCOUNTANT FEES AND SERVICES
                     --------------------------------------

The following fees were billed by the shareholders' auditors:

FOR THE FISCAL YEARS                                     2003           2002
------------------------------------------------     ------------    -----------
    Audit Fees (1)                                     C$769,800      C$709,000
    Audit-related Fees (2)                                88,800         53,000
    Tax Fees (3)                                         374,700        296,595
    All Other Fees (4)                                     2,200         55,400
                                                     ------------   ------------
                                                     C$1,235,500    C$1,113,995
                                                     ============   ============

1 Audit fees were charged for professional services rendered by the auditors for the audit of the Registrant's annual financial statements or services provided in connection with certain statutory and regulatory filings or engagements.

2 Audit-related fees were charged for assurance and related services that are reasonably related to the performance of the audit or review of the annual financial statements and are not reported as part of audit fees, including audit of employee retirement benefit plan, advice with respect to internal controls and accounting consultations.

3 Tax fees were paid for tax compliance, tax advice and tax planning professional services. These services consisted of tax compliance (including the review of tax returns, assistance with questions regarding tax audits and preparation of certain employee tax returns), and tax planning and advisory services relating to common forms of domestic and international taxation.

4 These fees were paid for products and services other than the audit fees, audit-related fees and tax fees and related primarily to a study regarding the practice in the hospitality industry of corporate expense allocations.

The Registrant's Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors' independence and has adopted a policy governing the provision of these services. This policy is set forth in Exhibit 6. For the year ended December 31, 2003 none of the services described above were required to be approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

                         OFF-BALANCE SHEET ARRANGEMENTS
                         ------------------------------

The disclosure entitled "Off-Balance Sheet Arrangements" at pages 26 and 27 of
Exhibit 2 is incorporated by reference herein.

                  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
                  ---------------------------------------------

The disclosure entitled "Contractual Obligations" at page 19 of Exhibit 2 is incorporated by reference herein.

                      IDENTIFICATION OF THE AUDIT COMMITTEE
                      -------------------------------------

The  Registrant's  Audit Committee is composed of the following  directors:
Ronald W. Osborne,  Lionel H. Schipper,  Benjamin  Swirsky (Chair).

                                  SIGNATURE
                                  ---------

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

                                               FOUR SEASONS HOTELS INC.
                                               ------------------------


April 19, 2004                                 By:  /s/  Randolph Weisz
                                                   -----------------------------
                                                     Randolph Weisz
                                                     Executive Vice President
                                                     General Counsel & Secretary

EXHIBIT INDEX
-------------

NUMBER          DOCUMENT
------          --------
1               Annual Information Form for the year ended December 31, 2003.

2 Management's Discussion and Analysis for the year ended December 31, 2003 (filed as Exhibit 99.1 to the Registrant's Report on Form 6-K, filed March 17, 2004, and incorporated herein by reference).

3 Audited Consolidated Financial Statements for the year ended December 31, 2003 (including reconciliation to United States
                GAAP) together with the auditors' report (filed as Exhibit
                99.2 to the Registrant's Report on Form 6-K, filed March 17, 2004, and incorporated herein by reference).

4               Consent of KPMG LLP.

5 Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference (incorporated by reference to the disclosure entitled "Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference" in the Registrant's Registration Statement on Form F-10 filed with the Commission on March 17, 2004 (Registration Number 333-113665)).

6               Audit Committee Pre-Approval Policies and Procedures.

7               Certifications Pursuant to Section 302 of the US Sarbanes-Oxley
                Act of 2002
                      Certification of the Registrant's Chief Executive Officer Certification of the Registrant's Chief Financial Officer

8               Certifications Pursuant to Section 906 of the US Sarbanes-Oxley
                Act of 2002
                      Certification of the Registrant's Chief Executive Officer Certification of the Registrant's Chief Financial Officer





                              -----------------------------