Form 40-F
period 2004-12-31
FOUR SEASONS HOTELS INC
filed 2005-03-15
CIK 1030555

U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                    FORM 40-F

           [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

           [X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
                       THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004.    Commission File Number 001-14572
                   -------------------------------------------

                            FOUR SEASONS HOTELS INC.
             (Exact name of Registrant as specified in its charter)

Ontario, Canada                      7011                       98-0087570
(PROVINCE OR OTHER              (PRIMARY STANDARD            (I.R.S. EMPLOYER
JURISDICTION OF INCORPORATION   INDUSTRIAL CLASSIFICATION    IDENTIFICATION NO.)
OR ORGANIZATION)                CODE NUMBER)

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

        Title of each class                      Name of each exchange on
        -------------------                      which registered
                                                 ------------------------
        Limited voting shares                    New York Stock Exchange
                                                 Toronto Stock Exchange

        Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                 Not applicable
                                (Title of Class)

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                 Not applicable
                                (Title of Class)

For annual reports, indicate by checkmark the information filed with this Form:

      [X] Annual information form     [X] Audited annual financial statements

    Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
 32,882,948 Limited Voting Shares and 3,725,698 Variable Multiple Voting Shares

     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the
   Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

                                Yes [ ]    No [X]

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                                Yes [X]    No [ ]

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

                       DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2004, an evaluation was carried out, under the supervision of and with the participation of the Registrant's management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange
Act). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective. There was no change in the Registrant's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Registrant's internal controls over financial reporting.

                        AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant's board of directors has determined that all members of the Audit Committee are financially literate and that at least one member possesses accounting and related financial management expertise, within the meaning of the New York Stock Exchange's listing standards and qualifies as an "audit committee financial expert" as defined in applicable rules and regulations under the Exchange Act. Mr. Ronald W. Osborne has been determined to be such audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange's listing standards applicable to the Registrant. The Securities and Exchange Commission has indicated that the designation of Mr. Osborne as an audit committee financial expert does not make Mr. Osborne an "expert" for any purpose, impose any duties, obligations or liabilities on Mr. Osborne that are greater than those imposed on members of the Audit Committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee.

                                 CODE OF ETHICS

The Registrant has adopted a code of ethics entitled "Code of Business Conduct and Ethics" that applies to all directors, officers and employees, including its principal executive officer and principal financial and accounting officer. The Code of Business Conduct and Ethics is available at the Registrant's Internet website www.fourseasons.com.

                     PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following fees were charged by the shareholders' auditors:

FOR THE FISCAL YEARS                                     2004            2003
-------------------------------------------------    ------------     ----------
    Audit Fees                                       C$1,468,759       C$769,800
    Audit-related Fees(1)                                104,001          88,800
    Tax Fees(2)                                          254,606         374,700
    All Other Fees                                          -              2,200
                                                     -----------    ------------
                                                     C$1,827,366     C$1,235,500
                                                     ===========    ============

1 Audit-related fees were charged for assurance and related services that are reasonably related to the performance of the audit or review of the annual financial statements and are not reported as part of audit fees, including audit of employee retirement benefit plan, advice with respect to internal controls and other assurance reports.

2 Tax fees were charged for tax services, including tax compliance, tax advice and tax planning. These services consisted of tax compliance (including the review of tax returns, assistance with questions regarding tax audits and preparation of certain employee tax returns), and tax planning and advisory services relating to common forms of domestic and international taxation.

The Registrant's Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors' independence and has adopted a policy governing the provision of these services. This policy is set forth in Exhibit 6. For the year ended December 31, 2004 none of the services described above were required to be approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

                         OFF-BALANCE SHEET ARRANGEMENTS

The disclosure  entitled  "Off-Balance Sheet Arrangements" at pages 26 and 27 of
Exhibit 2 is incorporated by reference herein.

                  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The disclosure entitled "Contractual Obligations" at page 19 of Exhibit 2 is incorporated by reference herein.

                      IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant's Audit Committee is composed of the following directors:  Ronald
W. Osborne (Chair), Lionel H. Schipper and Benjamin Swirsky.

                                    SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

                                            FOUR SEASONS HOTELS INC.



March 14, 2005                              By: /s/  Randolph Weisz
                                               --------------------------------
                                                Randolph Weisz
                                                Executive Vice President
                                                General Counsel & Secretary

EXHIBIT INDEX


NUMBER  DOCUMENT
------  --------

1       Annual Information Form for the year ended December 31, 2004.

2       Management's Discussion and Analysis for the year ended December 31,
        2004.

3 Audited Consolidated Financial Statements for the year ended December 31, 2004 (including reconciliation to United States GAAP) together with the auditors' report.

4       Consent of KPMG LLP.

5       Comments by Auditors for U.S. Readers on Canada-U.S. Reporting
        Difference.

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



                         ------------------------------