Form 40-F
period 2005-12-31
FOUR SEASONS HOTELS INC
filed 2006-03-09
CIK 1030555

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2005	Commission File Number: 00114572

FOUR SEASONS HOTELS INC.

(Exact name of Registrant as specified in its charter)

Ontario, Canada	7011	98-0087570
(Province or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification no.)

1165 Leslie Street
Toronto, Ontario
Canada M3C 2K8
(416) 449-1750

(Address and telephone number of registrant's principal executive offices)

Four Seasons Hotels (U.S.) Inc.
c/o The Corporation Trust Company
Corporation Trust Center
1209 Orange Street
Wilmington, Delaware 19801
(302) 777-0220

(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Limited voting shares	New York Stock Exchange Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:	Not applicable
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	Not applicable
(Title of Class)

For annual reports, indicate by checkmark the information filed with this Form:

 Annual information form                 Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 32,915,328 Limited Voting Shares and 3,725,698 Variable Multiple Voting Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.    Yes     No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes     No

UNDERTAKING

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

DISCLOSURE CONTROLS AND PROCEDURES

Our senior management, which includes the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act and the policies of the Canadian Securities Administrators) and, based on that evaluation, has concluded that the design and operation of such disclosure controls and procedures were effective as of December 31, 2005. There was no change in the Registrant's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Registrant's internal controls over financial reporting.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following fees were charged by the shareholders' auditors:

FOR THE FISCAL YEARS	2005	2004
Audit Fees	US$ 736,056	US$1,128,868
Audit-Related Fees(1)	234,209	79,934
Tax Fees(2)	111,824	195,687
All Other Fees	–	–
	US$1,082,089	US$1,404,489

1	Audit-related fees were charged for assurance and related services that are reasonably related to the performance of the audit or review of the annual financial statements and are not reported as part of audit fees, including audit of employee retirement benefit plan, advice with respect to internal controls and other assurance reports.

2	Tax fees were charged for tax services, including tax compliance, tax advice and tax planning. These services consisted of tax compliance (including the review of tax returns, assistance with questions regarding tax audits and preparation of certain employee tax returns), and tax planning and advisory services relating to common forms of domestic and international taxation.

The Registrant's Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors' independence and has adopted a policy governing the provision of these services. This policy is set forth in Exhibit 7. For the year ended December 31, 2005, none of the services described above were required to be approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure entitled "Off-Balance Sheet Arrangements" at pages 34, 35 and 36 of Exhibit 2 is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The disclosure entitled "Contractual Obligations" at pages 28 and 29 of Exhibit 2 is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant's Audit Committee is composed of the following directors: Ronald W. Osborne (Chair), Lionel H. Schipper, Brent Belzberg and William Anderson.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

FOUR SEASONS HOTELS INC.
By: /s/ Sarah Cohen Sarah Cohen Vice President, Corporate Counsel and Assistant Secretary

March 9, 2006

EXHIBIT INDEX

Number	Document
1	Annual Information Form for the year ended December 31, 2005.
2	Management's Discussion and Analysis for the year ended December 31, 2005.
3	Audited Consolidated Financial Statements for the year ended December 31, 2005, together with the auditors' report.
4	Consent of KPMG LLP.
5	Reconciliation to United States GAAP.
6	Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference.
7	Audit Committee Pre-Approval Policies and Procedures.
8	Certifications Pursuant to Section 302 of the US Sarbanes-Oxley Act of 2002
Certification of the Registrant's Chief Executive Officer
Certification of the Registrant's Chief Financial Officer
9	Certifications Pursuant to Section 906 of the US Sarbanes-Oxley Act of 2002
Certification of the Registrant's Chief Executive Officer
Certification of the Registrant's Chief Financial Officer