Form 40-F
period 2006-12-31
FOUR SEASONS HOTELS INC
filed 2007-03-12
CIK 1030555

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________________

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2006	Commission File Number: 001-14572
_______________________

FOUR SEASONS HOTELS INC.
(Exact name of Registrant as specified in its charter)

Ontario, Canada	7011	98-0087570
(Province or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification no.)

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

☒ Annual information form  ☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 33,661,638 Limited Voting Shares and 3,725,698 Variable Multiple Voting Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

NOTE

On February 12, 2007, the Registrant announced that it had entered into a definitive acquisition agreement (the “Acquisition Agreement”) to implement the previously announced proposal to take the Registrant private at a price of $82.00 cash per Limited Voting Share. Following completion of the arrangement transaction, the Registrant would be owned by affiliates of Cascade Investment, L.L.C. (an entity owned by William H. Gates III), Kingdom Hotels International (a company owned by a trust created for the benefit of His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud and his family), and Isadore Sharp.

A meeting of shareholders to consider the arrangement transaction is scheduled to take place on April 5, 2007. In addition to the requisite shareholder approvals, the arrangement transaction will require approval by the Ontario Superior Court of Justice, and is also subject to certain other customary conditions, including receipt of a limited number of regulatory approvals. It is anticipated that the arrangement transaction, if approved by shareholders, will be completed in the second quarter of 2007.

Copies of the Acquisition Agreement and certain related documents have been filed with the United States Securities and Exchange Commission (the “SEC”) and the Canadian Securities Regulators. A Transaction Statement on Schedule 13E-3 has also been filed with the SEC. The documents are available at the SEC’s website at www.sec.gov and the Canadian SEDAR website at www.sedar.com. The management information circular in connection with the special meeting of shareholders to consider the arrangement transaction is currently expected to be mailed to shareholders the week of March 12, 2007. The management information circular will be available as part of the Registrant’s public filings at www.sec.gov and www.sedar.com.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

DISCLOSURE CONTROLS AND PROCEDURES

The Registrant’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rule 13a-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the policies of the Canadian Securities Administrators) as at December 31, 2006, and has concluded that such disclosure controls and procedures are effective.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There was no change in the Registrant’s internal control over financial reporting during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal controls over financial reporting.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The disclosure entitled “Management’s Annual Report on Internal Control over Financial Reporting” at page 66 of Exhibit 99.2 (Management’s Discussion and Analysis for the year ended December 31, 2006) is incorporated by reference herein.

ATTESTATION REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

The “Report of Independent Registered Public Accounting Firm” included as part of Exhibit 99.3 (Audited Consolidated Financial Statements for the year ended December 31, 2006 and 2005, together with the auditors’ report) is incorporated by reference herein.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s board of directors has determined that all members of the Audit Committee are financially literate and that at least one member possesses accounting and related financial management expertise, within the meaning of the New York Stock Exchange’s listing standards and qualifies as an “audit committee financial expert” as defined in applicable rules and regulations under the Exchange Act. Mr. Ronald W. Osborne has been determined to be such audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Registrant. The SEC has indicated that the designation of Mr. Osborne as an audit committee financial expert does not make Mr. Osborne an “expert” for any purpose, impose any duties, obligations or liabilities on Mr. Osborne that are greater than those imposed on members of the Audit Committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee.

CODE OF ETHICS

The Registrant has adopted a code of ethics entitled “Code of Business Conduct and Ethics” that applies to all directors, officers and employees, including its principal executive officer and principal financial and accounting officer. The Code of Business Conduct and Ethics is available at the Registrant’s Internet website www.fourseasons.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following fees were charged by the shareholders’ auditors:

FOR THE FISCAL YEARS	2006	2005
Audit Fees	US$1,227,958	US$631,645
Audit-Related Fees(1)	140,908	200,986
Tax Fees(2)	437,207	95,961
All Other Fees	-	-
	US$1,806,073	US$928,592

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

The Registrant’s Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a policy governing the provision of these services. This policy is set forth in Exhibit 6 (Audit Committee Pre-Approval Policies and Procedures. For the year ended December 31, 2006, none of the services described above were required to be approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The disclosure entitled “Off-Balance Sheet Arrangements” at pages 41 and 42 of Exhibit 99.2 (Management’s Discussion and Analysis for the year ended December 31, 2006) is incorporated by reference herein.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The disclosure entitled “Contractual Obligations” at page 33 of Exhibit 99.2 (Management’s Discussion and Analysis for the year ended December 31, 2006) is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant’s Audit Committee is composed of the following directors: Ronald W. Osborne (Chair), Lionel H. Schipper, H. Roger Garland and William Anderson.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

FOUR SEASONS HOTELS INC.

By:	/s/ Sarah Cohen
Sarah Cohen
Senior Vice President
Corporate Counsel & Assistant Secretary

March 12, 2006

EXHIBIT INDEX

Number	Document
99.1	Annual Information Form for the year ended December 31, 2006.
99.2	Management’s Discussion and Analysis for the year ended December 31, 2006.
99.3	Audited Consolidated Financial Statements for the year ended December 31, 2006 and 2005, together with the auditors’ report.
99.4	Consent of KPMG LLP.
99.5	Reconciliation to United States GAAP.
99.6	Audit Committee Pre-Approval Policies and Procedures.
99.7	Certifications Pursuant to Section 302 of the US Sarbanes-Oxley Act of 2002
Certification of the Registrant’s Chief Executive Officer
Certification of the Registrant’s Chief Financial Officer
99.8	Certifications Pursuant to Section 906 of the US Sarbanes-Oxley Act of 2002
Certification of the Registrant’s Chief Executive Officer
Certification of the Registrant’s Chief Financial Officer